                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                               (Amendment No. 1)*
                                       of
                           Tweedy, Browne Company LLC


                                  SCHEDULE 13D
                               (Amendment No. 1)*
                                       of
                               TBK Partners, L.P.


                                  SCHEDULE 13D
                               (Amendment No. 1)*
                                       of
                            Vanderbilt Partners, L.P.



                    Under the Securities Exchange Act of 1934

                               NAC Re Corporation
                                (Name of Issuer)


                      Common Stock, Par Value $.1 PER SHARE
                         (Title of Class of Securities)

                                    628907107
                                 (CUSIP Number)



                                 John D. Spears
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)



                                  JUNE 25, 1999

             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  628907107                                         Page __ of __ Pages
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Tweedy, Browne Company LLC ("TBC")
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                        (b) /X/
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

              00
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                                / /
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
              7       SOLE VOTING POWER

                              0 shares
 NUMBER OF    ------------------------------------------------------------------
   SHARES     8.      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                    0 shares
    EACH      ------------------------------------------------------------------
 REPORTING    9.      SOLE DISPOSITIVE POWER
   PERSON
    WITH                      0 shares
              ------------------------------------------------------------------
              10      SHARED DISPOSITIVE POWER

                              0 shares
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               0 shares
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /X/
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

               BD, IA & PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.  628907107                                         Page __ of __ Pages
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              TBK Partners L.P. ("TBK")
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                        (b) /X/
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

              WC and BK
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                                / /
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
              7       SOLE VOTING POWER

                              0 shares
 NUMBER OF    ------------------------------------------------------------------
   SHARES     8.      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                    0 shares
    EACH      ------------------------------------------------------------------
 REPORTING    9.      SOLE DISPOSITIVE POWER
   PERSON
    WITH                      0 shares
              ------------------------------------------------------------------
              10      SHARED DISPOSITIVE POWER

                              0 shares
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               0 shares
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

               PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.  628907107                                         Page __ of __ Pages
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Vanderbilt Partners, L.P. ("Vanderbilt")
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                        (b) /X/
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

              WC and BK
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                       / /
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
              7       SOLE VOTING POWER

                              0 shares
 NUMBER OF    ------------------------------------------------------------------
   SHARES     8.      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                    0 shares
    EACH      ------------------------------------------------------------------
 REPORTING    9.      SOLE DISPOSITIVE POWER
   PERSON
    WITH                      0 shares
              ------------------------------------------------------------------
              10      SHARED DISPOSITIVE POWER

                              0 shares
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               0 shares
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

               PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

PRELIMINARY NOTE

     The persons filing this Amendment No. 1 are Tweedy, Browne Company LLC ("TBC"), a Delaware limited liability company, (ii) TBK Partners, L.P. ("TBK"), a Delaware limited partnership and (iii) Vanderbilt Partners, L.P. ("Vanderbilt") , a Delaware limited partnership. This Amendment No. 1 amends a Statement on Schedule 13D filed by TBC, TBK and Vanderbilt dated June 9, 1997 (the "Statement"). However, the filing of this Amendment No. 1 should not be deemed an admission that TBC, TBK and Vanderbilt comprise a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "Act").

     This Amendment No. 1 relates to the Common Stock, $1 par value (the "Common Stock") of Nac Re Corporation (the "Company"), which, to the best knowledge of the persons filing this Amendment No. 1, is a company organized under the laws of Delaware, with its principal executive offices at One Greenwich Plaza, Greenwich, CT 06836-2568.

     This Amendment No. 1 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which it has obtained or shared voting power.

     This Amendment No. 1 is being filed because the filing persons are no longer subject to the filing requirements of Section 13(d) of the Securities Exchange Act of 1934, as a result of the disposition of their respective shares of Common Stock pursuant to an Agreement and Plan of Merger between XL Capital Ltd. ("XL") and Nac Re Corporation (the "Merger"). The Merger was approved by the stockholders at a special meeting on February 16, 1999. In accordance with the terms of the Merger, shareholders of the Company receive 0.915 of an XL share for each Nac Re Corporation share owned in a tax-free exchange of shares.

     Other than as set forth below, to the best knowledge of TBC, TBK and Vanderbilt, there has been no material change in the information set in response to Items 1,2,3,4, 6 and 7 of the Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 1.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date hereof, TBC does not beneficially own directly any shares of the Common Stock.

     As a result of the disposition of 57,500 shares of Common Stock pursuant to the Merger, TBK does not beneficially own directly any shares of the Common Stock.

     As a result of the disposition of 10,000 shares of Common Stock pursuant to the Merger, Vanderbilt does not beneficially own directly any shares of Common Stock.

     Each of TBC, TBK and Vanderbilt disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts.

     Each of TBC, TBK and Vanderbilt disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC, TBK and Vanderbilt, no person who may be deemed to comprise a group with any of TBC, TBK, Vanderbilt, or any other person named in Item 2 hereof, beneficially owns any shares of Common Stock.

     (c) Pursuant to the terms of the Merger, between March 30, 1999 and June 25, 1999, TBC tendered 536,646 shares for 0.915 of an XL share for each Nac Re Corporation share owned. Between March 31, 1999 and June 25, 1999, TBK tendered 57,500 shares of Common Stock pursuant to the terms of the Merger as set forth above. Between March 30, 1999 and June 25, 1999, Vanderbilt tendered 10,000 shares of Common Stock pursuant to the terms of the Merger as set forth above.

     (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

     To the best knowledge of TBK, no person other than TBK has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TBK Shares, except that the General Partners and Thomas P. Knapp may be deemed to have such rights and powers solely by reason of being general partners in TBK.

     To the best knowledge of Vanderbilt, no person other than Vanderbilt has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Vanderbilt Shares, except that the General Partners in Vanderbilt may be deemed to have such rights and powers solely by reason of being general partners in Vanderbilt.

     (e) TBC, TBK and Vanderbilt ceased to be the beneficial owner of more than 5% of Common Stock on June 25, 1999.

                                    SIGNATURE


     Each of Tweedy, Browne Company LLC, TBK Partners, L.P. and Vanderbilt Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Amendment is true, complete and correct.

                                             TWEEDY, BROWNE COMPANY LLC



                                             By /s/ Christopher H. Browne
                                                --------------------------------
                                                Christopher H. Browne
                                                Member



                                             TBK PARTNERS, L.P.



                                             By /s/ Christopher H. Browne
                                                --------------------------------
                                                Christopher H. Browne
                                                General Partner



                                             VANDERBILT PARTNERS, L.P.



                                             By /s/ Christopher H. Browne
                                                --------------------------------
                                                Christopher H. Browne
                                                General Partner

Dated: July 7, 1999